DAYBREAK OIL AND GAS, INC.
1414 S. FRIENDSWOOD DRIVE, SUITE 212
FRIENDSWOOD, TX 77546
OFFICE: (281) 996-4176

August 17, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:      Robert Babula

Staff Accountant

Re:  Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year ended February 28, 2022 Filed June 15, 2022

Form 10-Q for the Fiscal Quarter ended November 30, 2022 Filed January 17, 2023

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-Q for the Fiscal Quarter ended November 30, 2022

Note 5 - Acquisition, page 9

1.	We understand from your response to prior comment 3 that you believe the Reabold acquisition did not qualify as a business acquisition based on the guidance in FASB ASC 805-10-55-5A, and that you plan to revise your accounting and disclosures to reflect the transaction as an asset acquisition rather than a business acquisition.

However, given your valuation of the consideration and the value ascribed to the property, it appears the value of the property would represent about 68% of the fair value of the gross assets acquired, based on the purchase price allocation shown in the Form 8-K/A that you filed on July 11, 2023, and in the Form 10-Q that you filed on July 26, 2022.

Please explain to us how you concluded that such value would be properly regarded as substantially all of the fair value of the gross assets acquired, if this is your view. Based on the information that you have disclosed, it appears that you should continue your analysis of the criteria in FASB ASC 805-10-55-3A through 9 in determining whether the transaction should be reported as a business acquisition or an asset acquisition.

Please provide us with a complete analysis of this guidance, describe to us all facets of the operations acquired (e.g. tell us if you acquired an assemble workforce or interests in leases along with the producing oil and gas properties), and explain how you ensured that all assets and liabilities were identified in accounting for the transaction.

If you have properly concluded that the transaction does not qualify as a business acquisition, tell us how you propose to allocate the cost of the acquisition based on the guidance in FASB ASC 805-50-30-3, and report the correction of the error pursuant to FASB ASC 250-10-50-7. Please submit the associated disclosures that you expect to include in your annual report, including disclosures that would address the correction of errors in all three interim periods, and the Form 8-K/A referenced above.

Also address the implications for your assessment of the effectiveness of your disclosure controls and procedures, and internal control over financial reporting. Please comply with your periodic report filing obligations under Rules 13a-1 and 13a-13 of Regulation 13A.

Response:

In preparing a response to the above comment we reviewed our initial analysis of FASB ASC 805-10-55-3A through 805-10-55-5A. We then continued further examination of the guidance in FASB ASC 805-10-55-5B through 9 to determine whether the acquisition of Reabold California, LLC (“Reabold”) should be reported as a business acquisition or an asset acquisition.

Upon completing a full analysis of FASB ASC 805-10-55-3A through 805-10-55-9, we realized that we had erred in our previous analysis of the transaction by not completing the full analysis of 805-10-55-3A through 805-10-55-9. If we had completed the full analysis we would have reached the conclusion that the transaction should be reported as a business acquisition instead of an asset acquisition.

The guidance in ASC 805-10-55-3A, as restated here in abbreviated form, defines a business as an integrated set of activities that is capable of being conducted or managed for the purpose of providing a return in the form of economic benefits to the owners. Under this definition, the acquisition meets the requirement to be considered a business acquisition rather than an asset acquisition.

The table below detail the analysis of ASC 805-10-55-4 in regards to inputs and processes applied to those inputs for the creation of outputs.

Item	Definition	Analysis
Input	Any economic resource that creates or has the ability to contribute to the creation of outputs when one or more processes are applied to it	O&G leases and producing O&G wells
Process	Any system, standard protocol or convention that when applied to an input creates the ability to contribute to the creation of outputs	Operation of producing O&G wells
Output	The result of inputs and processes applied to the inputs that provide goods and revenue	Produced O&G hydrocarbons from the wells and sold to buyers

The acquisition meets the qualification provided for by ASC 805-10-55-5, in that the integrated set of activities and assets, using inputs (O&G hydrocarbons) and processes (production) applied to the inputs together significantly contribute to the ability to create output (revenue).

Paragraphs ASC 805-10-55-5A through 805-10-55-5C provide a screen to determine if the acquisition would not be considered a business. If the screen is not met further assessment is necessary to determine when an acquisition is considered to be a business. In reviewing ASC 805-10-55-5A through 805-10-55-5C, we determined the following:

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•	ASC 805-10-55-5A (Single or similar asset threshold test) the acquisition is a similar type of assets without considering goodwill.
•	ASC 805-10-55-5B (Single identifiable asset) the acquisition of multiple wells would still count as a single identifiable asset acquisition.
•	ASC 805-10-55-5C (Similar assets) the acquisition is of a similar type of tangible assets having the same type of risk characteristics.

ASC 805-10-55-5D is not applicable because the acquisition does have outputs. The output is the actual production of the O&G hydrocarbons.

In ASC 805-10-55-5E (b) Daybreak was able to maintain the existing contracts that provided access to an organized workforce that had the necessary skills, knowledge and experience to perform the acquired process (O&G production). The organized workforce acquired does perform a substantive process through its’ historical and institutional knowledge. Having to replace that workforce would have resulted in a significant cost and effort to Daybreak and additionally could have resulted in a loss of production due to potential mismanagement of the producing O&G wells.

In the guidance provided by ASC 805-10-55-5F, none of the suggested examples of contractual arrangements that provide for the continuation of revenues were applicable.

ASC 805-10-55-6 points out that established businesses may often have many different types of inputs, processes and outputs. However, in the case of this acquisition, there is only one input, process and output; that being the production of O&G hydrocarbons resulting in revenue. This fact does not disqualify the acquisition from being considered a business acquisition.

ASC 805-10-55-7 was superseded by Accounting Standards Update No. 20147-01 issued in January of 2017.

The guidance in ASC 805-10-55-8 states that a determination needs to be made if the integrated set is capable of being conducted and managed as a business by a market participant. The answer to this guidance is an affirmative yes. The acquired assets (O&G wells) are capable of being conducted and managed as a business by a market participant as shown by the acquisition of the corporate structure, the existing inputs and processes and the historical production and revenue i.e. outputs.

The guidance in ASC 805-10-55-9 states that when evaluating whether a set meets the criteria of ASC 805-10-55-5D through 805-210-555E, the presence of more than an insignificant amount of goodwill may be an indicator that the acquired process is substantive and, therefore, the acquired set is a business. In this specific acquisition the goodwill represented approximately 28% of the purchase price as reported on Form 10-Q for the fiscal quarter ended November 30, 2022, which is not an insignificant percentage of the purchase price leading to the conclusion that the acquisition was a business acquisition.

Following the above guidance and validating the conclusion that the acquisition was a business acquisition then leads to our response below to the Staff’s comment number 3 from their June 6, 2023 comment letter in regards to the composition of goodwill following the guidance of FASB ASC 805-30-50-1(a).

The guidance in FASB ASC 805-30-50-1(a) has as an objective that the acquirer of a business shall disclose a qualitative description of the factors that make up the goodwill recognized such as expected synergies from combining operation of the acquire and the acquirer or other intangible assets.

Goodwill can be defined as the portion of the purchase price that is higher than the sum of the net fair value of the assets purchased and the liabilities assumed. Synergies in an acquisition can be found in cost savings, revenue enhancements, operational improvements or financial benefits. These synergies can be grouped into two main types of synergies: operating synergies and financial synergies. Not all synergies have a monetary value.

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From the acquisition we have identified operational synergies in our workforce through a reduction in accounting and administrative costs, field operating costs and collaboration of field personnel to improve field and well management. Additionally, vendor and customer relationships in the acquired company were maintained and enhanced, allowing for further operational savings. Maintaining the corporate operating structure of the acquired company created additional synergy in the acquisition.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently working on completing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023. We will ensure that the above comments are incorporated as appropriate into these filings.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer

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